UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

___________________

Playtika Holding Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

72815L 107

(CUSIP Number)

Michael Lawhead

Nixon Peabody LLP

300 South Grand Avenue, Suite 4100

Los Angeles, CA 90071-3151

213-629-6018

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2023

(Date of Event Which Requires Filing of this Statement)

______________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72815L 107	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortune Bliss Ventures Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,810,506
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 78,810,506
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,810,506
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 365,271,876 shares of outstanding common stock as disclosed by the Issuer as of February 22, 2023 in its Annual Report on Form 10-K, as filed with the SEC on February 28, 2023.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sino Infinity Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,810,506
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 78,810,506
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,810,506
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 365,271,876 shares of outstanding common stock as disclosed by the Issuer as of February 22, 2023 in its Annual Report on Form 10-K, as filed with the SEC on February 28, 2023.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Chua Hwa Por
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,810,506
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 78,810,506
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,810,506
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 365,271,876 shares of outstanding common stock as disclosed by the Issuer as of February 22, 2023 in its Annual Report on Form 10-K, as filed with the SEC on February 28, 2023.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 5 of 8 Pages

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the Common Stock, par value of $0.01 per share (the “Common Stock”) of Playtika Holding Corp., a corporation incorporated in the State of Delaware (the “Issuer”), with its principal executive offices located at c/o Playtika Ltd., HaChoshlim St 8, Herzliya Pituach, Israel. The Common Stock is listed on The Nasdaq Stock Market LLC under the ticker symbol “PLTK”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Information given in response to each Item assumes the consummation of the transactions contemplated by the Share Purchase Agreement described in Item 6.

Item 2.	Identity and Background

Chua Hwa Por (“Mr. Chua”), Fortune Bliss Ventures Limited (“Fortune”), and Sino Infinity Investments Ltd. (“Sino Infinity”) are collectively referred to herein as “Reporting Persons,” each, a “Reporting Person”.

(a) — (c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Shares held by each other Reporting Person.

The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Chua’s present principal occupation or employment is merchant. Mr. Chua is a citizen of the Republic of Singapore. The principal business address of Mr. Chua is 21 Marina Way, #27-08 Marina One Residences, Singapore 018978.

Fortune is principally an investment holding vehicle incorporated in the British Virgin Islands and 100% owned by Sino Infinity. Mr. Chua indirectly holds all voting and investment powers of Fortune. The principal business address of Fortune is 21 Marina Way, #27-08 Marina One Residences, Singapore 018978.

Sino Infinity is principally an investment holding vehicle incorporated in the British Virgin Islands and 100% owned by Mr. Chua. Mr. Chua directly holds all voting and investment powers of Sino Infinity. The principal business address of Sino Infinity is Vistra Corporate Services Centre, Wickham Cay II, Road Town, Tortola, British Virgin Islands.

(d) — (e)      During the last five years, no Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of the Reporting Persons is as set forth below:

Fortune Bliss Ventures Limited	British Virgin Islands

Sino Infinity Investments Ltd.	British Virgin Islands

Chua Hwa Por	Republic of Singapore

SCHEDULE 13D

CUSIP No. 72815L 107	Page 6 of 8 Pages

Item 3.	Source and Amount of Funds or Other Consideration

To the extent required by Item 3 of Schedule 13D, the information contained in (or incorporated by reference to) Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction

To the extent required by Item 4 of Schedule 13D, the information contained in (or incorporated by reference to) Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons hold the Common Stock for investment purposes. Although the Reporting Persons have no present intention to acquire additional securities of the Issuer, the Reporting Persons intend to regularly review their business operations, their investment in the Issuer, the business operations of the Issuer and, as a result thereof and subject to applicable laws and regulations, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by the Reporting Persons in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects, other developments concerning the Issuer and its businesses generally, other business opportunities available to the Reporting Persons, the Reporting Persons’ need for liquidity, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) — (b) The following information with respect to the ownership of the Shares by each of the Reporting Persons is provided as of the date of this Schedule 13D:

Reporting Person	Amount beneficially owned:	Percent of outstanding:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Chua Hwa Por	78,810,506	21.6%	78,810,506	0	78,810,506	0
Fortune Bliss Ventures Limited	78,810,506	21.6%	78,810,506	0	78,810,506	0
Sino Infinity Investments Ltd.	78,810,506	21.6%	78,810,506	0	78,810,506	0

SCHEDULE 13D

CUSIP No. 72815L 107	Page 7 of 8 Pages

Mr. Chua beneficially owns 78,810,506 shares of Common Stock comprising 78,810,506 shares of Common Stock owned by Fortune as described below.

Fortune beneficially owns 78,810,506 shares of Common Stock. Fortune is 100% owned by Sino Infinity. Mr. Chua is the sole shareholder of Sino Infinity. Mr. Chua indirectly holds all voting and investment powers of Fortune. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Chua and Sino Infinity may be deemed to beneficially own all of the shares of Common Stock held by Fortune.

The percentage of shares of Common Stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 365,271,876 shares of outstanding Common Stock as disclosed by the Issuer as of February 22, 2023 in its Annual Report on Form 10-K, as filed with the SEC on February 28, 2023.

(c)	Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Share Purchase Agreement

On April 26, 2023, Fortune entered into a Share Purchase Agreement with 8th Wonder Corporation (“8th Wonder”) and Hotlink Investment Limited (“Hotlink” and together with 8th Wonder, the “Sellers”)) (the “Share Purchase Agreement”) attached hereto as Exhibit 99.2. Pursuant to the Share Purchase Agreement, Fortune has agreed to purchase (i) 39,405,253 shares of Common Stock from 8th Wonder and (ii) 39,405,253 shares of Common Stock from Hotlink (the “Sale Shares”) at a per share price of $7.93 per Sale Share (such price times the aggregate number of the Sale Shares, the “Purchase Price”).

The consummation of the transaction contemplated by the Share Purchase Agreement (the “Closing”) is subject to the satisfactory completion of the due diligence investigation of the Issuer and the Sale Shares by Fortune.

The parties expect that Closing will occur on or prior to July 31, 2023, with Fortune having a right to extend the Closing until August 31, 2023. The Sellers may terminate the Share Purchase Agreement if the Closing shall not have occurred or if Fortune fails to pay the Sellers the full amount of the Purchase Price due on the Closing by August 31, 2023.

If the Sellers receive any dividend payments with respect to the Sale Shares during the period from but excluding the date of the Share Purchase Agreement to and including the date of the Closing, the Purchase Price will be reduced by the amount of dividend payments so received by the Sellers.

The Share Purchase Agreement contains certain customary representations, warranties, and covenants of the parties. The Sellers have agreed to indemnify Fortune for breaches of representations and warranties, covenants or agreements contained in the Share Purchase Agreement.

The description of the Share Purchase Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which is filed as part of this Statement and incorporated by reference herein.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 8 of 8 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit	Title

99.1	Joint Filing Agreement among Chua Hwa Por, Fortune Bliss Ventures Limited and Sino Infinity Investments Ltd.

99.2	Stock Purchase Agreement among Fortune Bliss Ventures Limited, 8th Wonder Corporation and Hotlink Investment Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2023	CHUA HWA POR

	By:	/s/ Chua Hwa Por
	Name:	Chua Hwa Por

FORTUNE BLISS VENTURES LIMITED

	By:	/s/ Wang Yu
	Name:	Wang Yu
	Title:	Sole Director

SINO INFINITY INVESTMENTS LTD.

	By:	/s/ Chua Hwa Por
	Name:	Chua Hwa Por
	Title:	Sole Director